Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage

Commission File No.: 001-39889

Date: March 21, 2021

15-20-140 49-130-253 177-215-254 109-149-254 70-55-134 204-204-204 A leading business platform empowering content creators to prosper in the app economy COMPANY PRESENTATION MARCH 2021 Conﬁdential 1 1 15-20-140 49-130-253 177-215-254 109-149-254 70-55-134 204-204-204 A leading business platform empowering content creators to prosper in the app economy COMPANY PRESENTATION MARCH 2021 Conﬁdential 1 1

Disclaimer About this Presentation This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Proposed Business Combination”) between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (the “Company” or “ironSource”) and for no other purpose. The information contained herein does not purport to be all-inclusive and none of TBA, the Company or their respective aﬃliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Viewers of this presentation should make their own evaluation of the Company and of the relevance and accuracy of the information and should make such other investigations as they deem necessary. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination or (ii) an oﬀer to sell, a solicitation of an oﬀer to buy, or a recommendation to purchase any security of TBA, the Company, or any of their respective aﬃliates, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No oﬀering of securities shall be made expect by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and ﬁnancial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you conﬁrm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes conﬁdential information and is provided to you on the condition that you agree that you will hold it in strict conﬁdence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of TBA and the Company and is intended for the recipient hereof only. Neither the Company nor any recipient of this Presentation will be an investment advisory client of Thoma Bravo; recipients must consult their own advisors for investment advice, and investment performance of Thoma Bravo presented herein is for illustrative purposes only, to indicate the experience of relevant Thoma Bravo personnel working in the Company’s industry. Forward Looking Statements Certain statements in this Presentation may be considered forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or TBA’s or the Company’s future ﬁnancial or operating performance. For example, projections of future Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to diﬀer materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by TBA and its management, and the Company and its management, as the case may be, are inherently uncertain. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither TBA nor the Company undertakes any duty to update these forward-looking statements. Non-GAAP Financial Measures This Presentation includes certain ﬁnancial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived there from. These non-GAAP ﬁnancial measures are not measures of ﬁnancial performance in accordance with GAAP and may exclude items that are signiﬁcant in understanding and assessing the Company’s ﬁnancial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash ﬂows from operations or other measures of proﬁtability, liquidity or performance under GAAP. You should be aware that the Company’s Presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of ﬁnancial results provide useful information to management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations. The Company believes that the use of these non-GAAP ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non-GAAP ﬁnancial measures to investors. These non-GAAP ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP ﬁnancial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. This Presentation also includes certain projections of non-GAAP ﬁnancial measures. Due to the high variability and diﬃculty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP ﬁnancial measures without unreasonable eﬀort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP ﬁnancial measures is included. Certain monetary amounts, percentages and other ﬁgures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding. Use of Projections This Presentation contains ﬁnancial forecasts with respect to the Company’s projected ﬁnancial results, including Revenue and Adjusted EBITDA, for the Company's ﬁscal years 2021 through 2022. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective ﬁnancial information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic and competitive risks and uncertainties that could cause actual results to diﬀer materially from those contained in the prospective ﬁnancial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not diﬀer materially from those presented in the prospective ﬁnancial information. Inclusion of the prospective ﬁnancial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective ﬁnancial information will be achieved. Industry and Market Data In this Presentation, TBA and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable, including independent industry reports from App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower. Neither TBA nor the Company has independently veriﬁed the accuracy or completeness of any such third-party information. Additional Information The Company intends to ﬁle with the SEC a proxy statement / prospectus on Form F-4 relating to the Proposed Business Combination, which will be mailed to TBA’s shareholders once deﬁnitive. This Presentation does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination. TBA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and the amendments thereto and the proxy statement / prospectus and other documents ﬁled in connection with the Proposed Business Combination, as these materials will contain important information about the Company, TBA and the Proposed Business Combination. When available, the proxy statement / prospectus and other relevant materials for the Proposed Business Combination will be mailed to shareholders of TBA as of a record date to be established for voting on the Proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the deﬁnitive proxy statement / prospectus and other documents ﬁled with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to ironSource at ironSource Ltd., 121 Menachem Begin Street, Tel Aviv 6701203, Israel or to TBA at Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606. Participants in the Solicitation TBA and its directors and executive oﬃcers may be deemed participants in the solicitation of proxies from TBA’s shareholders with respect to the Proposed Business Combination. A list of the names of those directors and executive oﬃcers and a description of their interests in TBA is contained in TBA’s Registration Statement on Form S-1, as eﬀective on January 14, 2021, which was ﬁled with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to TBA at Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606. Additional information regarding the interests of such participants will be contained in the proxy statement / prospectus for the Proposed Business Combination when available. The Company and its directors and executive oﬃcers may also be deemed to be participants in the solicitation of proxies from the shareholders of TBA in connection with the Proposed Business Combination. A list of the names of such directors and executive oﬃcers and information regarding their interests in the Proposed Business Combination will be included in the proxy statement / prospectus for the Proposed Business Combination when available. Private Placement The PIPE ﬁnancing described herein has not been and will not be registered under the Securities Act, or any applicable state securities laws. This Presentation is being furnished solely in reliance on applicable exemptions from the registration requirements under the Securities Act. If the Proposed Business Combination is entered into, the PIPE ﬁnancing will be oﬀered and sold only to qualiﬁed institutional buyers (as deﬁned in Rule 144A under the Securities Act) and institutional accredited investors (as deﬁned in Rule 501(a)(1), (2),(3) or (7) promulgated under the Securities Act) upon the consummation of the Proposed Business Combination. This presentation does not constitute an oﬀer to sell or a solicitation of an oﬀer to buy the securities that shall constitute the PIPE ﬁnancing described herein, nor shall there be any oﬀer, solicitation, or sale of any such securities in any jurisdiction in which such oﬀer, solicitation, or sale would be unlawful. Before you invest you should undertake your own diligence regarding the Proposed Business Combination. Trademarks The Company has proprietary rights to trademarks used in this presentation that are important to its business, many of which are registered under applicable intellectual property laws. This presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this presentation may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent permitted under applicable law, its rights or the right of the applicable licensor to these trademarks, trade names and service marks. The Company does not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, any other parties. Conﬁdential 2Disclaimer About this Presentation This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Proposed Business Combination”) between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (the “Company” or “ironSource”) and for no other purpose. The information contained herein does not purport to be all-inclusive and none of TBA, the Company or their respective aﬃliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Viewers of this presentation should make their own evaluation of the Company and of the relevance and accuracy of the information and should make such other investigations as they deem necessary. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination or (ii) an oﬀer to sell, a solicitation of an oﬀer to buy, or a recommendation to purchase any security of TBA, the Company, or any of their respective aﬃliates, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No oﬀering of securities shall be made expect by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and ﬁnancial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you conﬁrm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes conﬁdential information and is provided to you on the condition that you agree that you will hold it in strict conﬁdence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of TBA and the Company and is intended for the recipient hereof only. Neither the Company nor any recipient of this Presentation will be an investment advisory client of Thoma Bravo; recipients must consult their own advisors for investment advice, and investment performance of Thoma Bravo presented herein is for illustrative purposes only, to indicate the experience of relevant Thoma Bravo personnel working in the Company’s industry. Forward Looking Statements Certain statements in this Presentation may be considered forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or TBA’s or the Company’s future ﬁnancial or operating performance. For example, projections of future Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to diﬀer materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by TBA and its management, and the Company and its management, as the case may be, are inherently uncertain. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither TBA nor the Company undertakes any duty to update these forward-looking statements. Non-GAAP Financial Measures This Presentation includes certain ﬁnancial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived there from. These non-GAAP ﬁnancial measures are not measures of ﬁnancial performance in accordance with GAAP and may exclude items that are signiﬁcant in understanding and assessing the Company’s ﬁnancial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash ﬂows from operations or other measures of proﬁtability, liquidity or performance under GAAP. You should be aware that the Company’s Presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of ﬁnancial results provide useful information to management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations. The Company believes that the use of these non-GAAP ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non-GAAP ﬁnancial measures to investors. These non-GAAP ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP ﬁnancial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. This Presentation also includes certain projections of non-GAAP ﬁnancial measures. Due to the high variability and diﬃculty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP ﬁnancial measures without unreasonable eﬀort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP ﬁnancial measures is included. Certain monetary amounts, percentages and other ﬁgures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding. Use of Projections This Presentation contains ﬁnancial forecasts with respect to the Company’s projected ﬁnancial results, including Revenue and Adjusted EBITDA, for the Company's ﬁscal years 2021 through 2022. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective ﬁnancial information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic and competitive risks and uncertainties that could cause actual results to diﬀer materially from those contained in the prospective ﬁnancial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not diﬀer materially from those presented in the prospective ﬁnancial information. Inclusion of the prospective ﬁnancial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective ﬁnancial information will be achieved. Industry and Market Data In this Presentation, TBA and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable, including independent industry reports from App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower. Neither TBA nor the Company has independently veriﬁed the accuracy or completeness of any such third-party information. Additional Information The Company intends to ﬁle with the SEC a proxy statement / prospectus on Form F-4 relating to the Proposed Business Combination, which will be mailed to TBA’s shareholders once deﬁnitive. This Presentation does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination. TBA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and the amendments thereto and the proxy statement / prospectus and other documents ﬁled in connection with the Proposed Business Combination, as these materials will contain important information about the Company, TBA and the Proposed Business Combination. When available, the proxy statement / prospectus and other relevant materials for the Proposed Business Combination will be mailed to shareholders of TBA as of a record date to be established for voting on the Proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the deﬁnitive proxy statement / prospectus and other documents ﬁled with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to ironSource at ironSource Ltd., 121 Menachem Begin Street, Tel Aviv 6701203, Israel or to TBA at Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606. Participants in the Solicitation TBA and its directors and executive oﬃcers may be deemed participants in the solicitation of proxies from TBA’s shareholders with respect to the Proposed Business Combination. A list of the names of those directors and executive oﬃcers and a description of their interests in TBA is contained in TBA’s Registration Statement on Form S-1, as eﬀective on January 14, 2021, which was ﬁled with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to TBA at Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606. Additional information regarding the interests of such participants will be contained in the proxy statement / prospectus for the Proposed Business Combination when available. The Company and its directors and executive oﬃcers may also be deemed to be participants in the solicitation of proxies from the shareholders of TBA in connection with the Proposed Business Combination. A list of the names of such directors and executive oﬃcers and information regarding their interests in the Proposed Business Combination will be included in the proxy statement / prospectus for the Proposed Business Combination when available. Private Placement The PIPE ﬁnancing described herein has not been and will not be registered under the Securities Act, or any applicable state securities laws. This Presentation is being furnished solely in reliance on applicable exemptions from the registration requirements under the Securities Act. If the Proposed Business Combination is entered into, the PIPE ﬁnancing will be oﬀered and sold only to qualiﬁed institutional buyers (as deﬁned in Rule 144A under the Securities Act) and institutional accredited investors (as deﬁned in Rule 501(a)(1), (2),(3) or (7) promulgated under the Securities Act) upon the consummation of the Proposed Business Combination. This presentation does not constitute an oﬀer to sell or a solicitation of an oﬀer to buy the securities that shall constitute the PIPE ﬁnancing described herein, nor shall there be any oﬀer, solicitation, or sale of any such securities in any jurisdiction in which such oﬀer, solicitation, or sale would be unlawful. Before you invest you should undertake your own diligence regarding the Proposed Business Combination. Trademarks The Company has proprietary rights to trademarks used in this presentation that are important to its business, many of which are registered under applicable intellectual property laws. This presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this presentation may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent permitted under applicable law, its rights or the right of the applicable licensor to these trademarks, trade names and service marks. The Company does not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, any other parties. Conﬁdential 2

Tomer Bar-Zeev Assaf Ben Ami Orlando Bravo CEO, CFO Founding Partner Co-Founder Omer Kaplan Arnon Harish Robert Sayle CRO, President, Partner Co-Founder Co-Founder Conﬁdential 3Tomer Bar-Zeev Assaf Ben Ami Orlando Bravo CEO, CFO Founding Partner Co-Founder Omer Kaplan Arnon Harish Robert Sayle CRO, President, Partner Co-Founder Co-Founder Conﬁdential 3

750+ 2010 3 EMPLOYEES FOUNDED 50%+ 3 R&D EMPLOYEES Proven track record of building $332M 149% REVENUE 2020 and scaling businesses in the DOLLAR-BASED NET 1 EXPANSION RATE 2020 app economy 291 CUSTOMERS 83% CONTRIBUTING MORE 3 THAN $100K IN REVENUE Y/Y REVENUE GROWTH 2 2020 Tomer Bar-Zeev 94% CEO, Co-Founder OF REVENUE FROM CUSTOMERS THAT ARE $104M CONTRIBUTING MORE THAN 2,3 $100K IN ANNUAL REVENUE ADJUSTED EBITDA 2020 1 2 Dollar-based net expansion rate is deﬁned as revenue for a certain period of time from a set of customers for that same period divided by revenue from a prior period for the same set of customers. Customers contributing more Conﬁdential Conﬁdential 4 4 3 than $100,000 of annual revenue as customers that have contributed more than $100,000 of our revenue in the trailing 12 months. As of December 31, 2020. 750+ 2010 3 EMPLOYEES FOUNDED 50%+ 3 R&D EMPLOYEES Proven track record of building $332M 149% REVENUE 2020 and scaling businesses in the DOLLAR-BASED NET 1 EXPANSION RATE 2020 app economy 291 CUSTOMERS 83% CONTRIBUTING MORE 3 THAN $100K IN REVENUE Y/Y REVENUE GROWTH 2 2020 Tomer Bar-Zeev 94% CEO, Co-Founder OF REVENUE FROM CUSTOMERS THAT ARE $104M CONTRIBUTING MORE THAN 2,3 $100K IN ANNUAL REVENUE ADJUSTED EBITDA 2020 1 2 Dollar-based net expansion rate is deﬁned as revenue for a certain period of time from a set of customers for that same period divided by revenue from a prior period for the same set of customers. Customers contributing more Conﬁdential Conﬁdential 4 4 3 than $100,000 of annual revenue as customers that have contributed more than $100,000 of our revenue in the trailing 12 months. As of December 31, 2020.

Everything is mobile Everything mobile is apps 6.7B 83% 4.3hrs 140B 1 DEVICES GLOBALLY 2 2 OF DEVICE TIME IN APPS PER DAY ON MOBILE APPS DOWNLOADED 3 GLOBALLY IN 2020 1 2 Omdia, as of December 31, 2020 - Connected devices database; core connected devices. eMarketer estimate for the average adult in the U.S. as of December 31, Conﬁdential 5 3 2020 - US time spent; lockdowns augment gains in time spent with mobile devices; SensorTower.Everything is mobile Everything mobile is apps 6.7B 83% 4.3hrs 140B 1 DEVICES GLOBALLY 2 2 OF DEVICE TIME IN APPS PER DAY ON MOBILE APPS DOWNLOADED 3 GLOBALLY IN 2020 1 2 Omdia, as of December 31, 2020 - Connected devices database; core connected devices. eMarketer estimate for the average adult in the U.S. as of December 31, Conﬁdential 5 3 2020 - US time spent; lockdowns augment gains in time spent with mobile devices; SensorTower.

● Games ● Entertainment ● Photo & video ● Other Games What apps are we really using? * 40% 5% $76B MOBILE GAMING MARKET IN 1 2020 Social 1 Source: Newzoo Research - Global Games Market Report Conﬁdential 6 ● Games ● Entertainment ● Photo & video ● Other Games What apps are we really using? * 40% 5% $76B MOBILE GAMING MARKET IN 1 2020 Social 1 Source: Newzoo Research - Global Games Market Report Conﬁdential 6

2.6B MOBILE GAMERS 1 WORLDWIDE IN 2020 Mobile games are for everyone Video games were only for gamers 1 Source: Newzoo Research - Global Games Market Report Conﬁdential 7 2.6B MOBILE GAMERS 1 WORLDWIDE IN 2020 Mobile games are for everyone Video games were only for gamers 1 Source: Newzoo Research - Global Games Market Report Conﬁdential 7

The booming game category is being fueled by innovative tech platforms Conﬁdential 8 The booming game category is being fueled by innovative tech platforms Conﬁdential 8

ironSource powers the fast-growing mobile game category ironSource is one of the top independent The ironSource platform is used by 90% of the 1 2 platforms for game developers top 20 most downloaded games 1 2 Google Ads Facebook Ads Unity Facebook Ads 3 4 Moloco Vungle Applovin Chartboost Unity ironSource 1 2 Source: Appsﬂyer. Power ranking of app growth solutions (H1 2020). Source: App Annie. Top 20 downloaded games (December 2020) Conﬁdential 9 50% 5%ironSource powers the fast-growing mobile game category ironSource is one of the top independent The ironSource platform is used by 90% of the 1 2 platforms for game developers top 20 most downloaded games 1 2 Google Ads Facebook Ads Unity Facebook Ads 3 4 Moloco Vungle Applovin Chartboost Unity ironSource 1 2 Source: Appsﬂyer. Power ranking of app growth solutions (H1 2020). Source: App Annie. Top 20 downloaded games (December 2020) Conﬁdential 9 50% 5%

15-20-140 49-130-253 177-215-254 109-149-254 70-55-134 204-204-204 Our approach to the mobile app economy - serving the main constituents App Developers Telecom Operators Platform Creative User Device User Growth Monetization Analytics Publishing Management Engagement Management Conﬁdential 10 10 15-20-140 49-130-253 177-215-254 109-149-254 70-55-134 204-204-204 Our approach to the mobile app economy - serving the main constituents App Developers Telecom Operators Platform Creative User Device User Growth Monetization Analytics Publishing Management Engagement Management Conﬁdential 10 10

One platform with a comprehensive set of solutions, operating at scale

PLATFORM	ironSource Platform	
SOLUTION SUITE	ironSource Sonic FOR APP DEVELOPERS	ironSource Aura FOR TELECOM OPERATORS
SOLUTIONS	User Growth, Monetization, Analytics, Creative Management, Publishing	User Engagement, Device Management, Analytics

2.3B

MONTHLY ACTIVE USERS[1]

[1] As of December 31, 2020

ironSource

Confidential 11

Eyal Omer Tomer CSO, CRO, CEO, Co-Founder Co-Founder Co-Founder Arnon President, Avi Co-Founder VP, Finance Dana Dalia VP People General Counsel Assaf Tamir CFO COO, Melissa Co-Founder VP Marketing Unique, founder-led team Conﬁdential 12Eyal Omer Tomer CSO, CRO, CEO, Co-Founder Co-Founder Co-Founder Arnon President, Avi Co-Founder VP, Finance Dana Dalia VP People General Counsel Assaf Tamir CFO COO, Melissa Co-Founder VP Marketing Unique, founder-led team Conﬁdential 12

Sonic FOR APP DEVELOPERS Omer Kaplan CRO, Co-Founder Conﬁdential 13 13 Sonic FOR APP DEVELOPERS Omer Kaplan CRO, Co-Founder Conﬁdential 13 13

Games grow through promoting their content on other games Demo �� (Bigﬁsh) Demo Conﬁdential 14Games grow through promoting their content on other games Demo �� (Bigﬁsh) Demo Conﬁdential 14

How we turn games into businesses 12 Grow User Base Drive Revenue Sonic 43 Re-Invest Analyze & Optimize Conﬁdential 15 CreateHow we turn games into businesses 12 Grow User Base Drive Revenue Sonic 43 Re-Invest Analyze & Optimize Conﬁdential 15 Create

Comprehensive solutions for the app growth cycle

	User Growth	Monetization	Analytics	Creative Management	Publishing
PRODUCTS	Campaign Management	Mediation	App Analytics	Creative Workflow Management	Marketability Testing
	Cross Promotion	Network	Ad Quality	Automated Creative Production	Cross Platform UA Management
	ROAS Automation	A/B Testing	Cohort Reports		Game Management
		Segmentation	Creative Analytics		

(Row label of the header row: SOLUTIONS)


1
Grow User Base
2
Drive Revenue
3
Analyze & Optimize
4
Re-Invest
ironSource Sonic

ironSource
Confidential 16

Powering the ﬁrst free-to-play Call of Duty: Mobile game Test Group Control Group INTEGRATED SOLUTIONS User Growth Monetization +~15% Analytics Creative Publishing Used our Mediation and A/B Testing solutions to increase their ARPDAU by ~15% Conﬁdential 17Powering the ﬁrst free-to-play Call of Duty: Mobile game Test Group Control Group INTEGRATED SOLUTIONS User Growth Monetization +~15% Analytics Creative Publishing Used our Mediation and A/B Testing solutions to increase their ARPDAU by ~15% Conﬁdential 17

Fueling user growth in Candy Crush Saga 69% INTEGRATED SOLUTIONS 60% 58% User Growth Monetization 24% Analytics Creative 6% Oct Nov Dec Jan Feb Publishing ROAS AUTOMATION: ADOPTION RATE Note: Metrics as of Nov 15 - Jan 15 Conﬁdential 18Fueling user growth in Candy Crush Saga 69% INTEGRATED SOLUTIONS 60% 58% User Growth Monetization 24% Analytics Creative 6% Oct Nov Dec Jan Feb Publishing ROAS AUTOMATION: ADOPTION RATE Note: Metrics as of Nov 15 - Jan 15 Conﬁdential 18

Publishing Join Clash for bigger and better results App Store INTEGRATED SOLUTIONS position by most downloaded Best Position: 6 190M 1 DOWNLOADS TO DATE User Growth Best Position: 74 Monetization Even though we had our own skilled UA and ad monetization Switched to Analytics publishing teams, we still felt we could achieve bigger and better results in the long term by working together. Creative - Evgeniy Sidorov, Lead Game Producer at Freeplay, Developer of Join Clash Publishing 1 Cumulative of Join Clash and Join Clash 3D Conﬁdential 19Publishing Join Clash for bigger and better results App Store INTEGRATED SOLUTIONS position by most downloaded Best Position: 6 190M 1 DOWNLOADS TO DATE User Growth Best Position: 74 Monetization Even though we had our own skilled UA and ad monetization Switched to Analytics publishing teams, we still felt we could achieve bigger and better results in the long term by working together. Creative - Evgeniy Sidorov, Lead Game Producer at Freeplay, Developer of Join Clash Publishing 1 Cumulative of Join Clash and Join Clash 3D Conﬁdential 19

Productizing the publishing process to generate hit games at scale

- Join Clash
  Games
- Sort It 3D
  Games
- Stacky Dash
  Games
- Chat Master
  Games
- Hide 'N Seek!
  Games
- Emoji Puzzle!
  Games
- Stack Rider
  Games
- Flick Chess
  Games
- Web Hero
  Games
- Skater Race
  Games
- Invincible Hero
  Games
- Love Pins
  Games
- Gong Balls
  Games
- Bead Sort
  Games
- Wheel Scale!
  Games
- Samurai Flash
  Games
- Lucky Basket
  Games
- Idle Success
  Games
- Basketball Roll
  Games

19
Games published using Supersonic solution in 2020

14
Reached Top 10 Most Downloaded over the course of 2020

10M
Daily Active Users as of the end of 2020

Source: App Annie

ironSource
Confidential 20

Why we win Land-and-expand Unique Platform of choice Sticky platform platform combination Full suite of Revenue model tied Customer Only platform to oﬀer solutions across the to customer re-investment in both in-app and app growth cycle success future growth on-device distribution Conﬁdential 21Why we win Land-and-expand Unique Platform of choice Sticky platform platform combination Full suite of Revenue model tied Customer Only platform to oﬀer solutions across the to customer re-investment in both in-app and app growth cycle success future growth on-device distribution Conﬁdential 21

Aura FOR TELECOM OPERATORS Netﬂix Arnon Harish President, Co-Founder Conﬁdential 22 22 Aura FOR TELECOM OPERATORS Netﬂix Arnon Harish President, Co-Founder Conﬁdential 22 22

Aura for telcos: a natural extension of our platform Sonic Aura Provide Sonic customers with Empower telcos to achieve access to massive, exclusive  digital transformation and participate inventory in the app economy Conﬁdential 23Aura for telcos: a natural extension of our platform Sonic Aura Provide Sonic customers with Empower telcos to achieve access to massive, exclusive digital transformation and participate inventory in the app economy Conﬁdential 23

Telecom operators face growth challenges UNLIMITED Limited and outdated user Struggle with achieving digital Facing margin pressure from engagement transformation commoditization of data Conﬁdential 24Telecom operators face growth challenges UNLIMITED Limited and outdated user Struggle with achieving digital Facing margin pressure from engagement transformation commoditization of data Conﬁdential 24

A single solution to engage users across the entire device lifecycle New Device Setup In-Life Aura Device Replacement Conﬁdential 25A single solution to engage users across the entire device lifecycle New Device Setup In-Life Aura Device Replacement Conﬁdential 25

Product showcase: T-Mobile setup experience 70% AVERAGE 1 OPT-IN Conﬁdential 26 1 US users who received the prompt over the last 30 days as of 15-Feb-21Product showcase: T-Mobile setup experience 70% AVERAGE 1 OPT-IN Conﬁdential 26 1 US users who received the prompt over the last 30 days as of 15-Feb-21

The Aura diﬀerence: dynamic user experience which is personalized across every dimension Netﬂix Value device Premium device Rural Midwest Major metro area Male, >55 Male, <25 Conﬁdential 27The Aura diﬀerence: dynamic user experience which is personalized across every dimension Netﬂix Value device Premium device Rural Midwest Major metro area Male, >55 Male, <25 Conﬁdential 27

Product showcases: In-life Device Update Manager Telco-Branded Services Engagement Conﬁdential 28Product showcases: In-life Device Update Manager Telco-Branded Services Engagement Conﬁdential 28

Product showcase: replacement cycle Your Galaxy S20 5G may be worth up to $360 when traded-in Trade-in promotion with on-device redemption Conﬁdential 29Product showcase: replacement cycle Your Galaxy S20 5G may be worth up to $360 when traded-in Trade-in promotion with on-device redemption Conﬁdential 29

Customer case study: Boost Leveraging Aura, Boost has increased app engagement with users while driving consistent Q/Q revenue growth. Installs per user 175% INSTALLS PER USER 268% REVENUE PER USER Q1 2020 Q2 2020 Q3 2020 Q4 2020 Conﬁdential 30Customer case study: Boost Leveraging Aura, Boost has increased app engagement with users while driving consistent Q/Q revenue growth. Installs per user 175% INSTALLS PER USER 268% REVENUE PER USER Q1 2020 Q2 2020 Q3 2020 Q4 2020 Conﬁdential 30

Carrier Grade Aura Telco Grade Cloud Grade Stable Agile Secure Dynamic Customer-Centric User Experience-Centric Conﬁdential 31Carrier Grade Aura Telco Grade Cloud Grade Stable Agile Secure Dynamic Customer-Centric User Experience-Centric Conﬁdential 31

Why we win Land-and-expand Platform of choice Sticky platform Content platform Full suite of solutions Deeply integrated & Deep integration Ability to connect the across the entire device hard to displace, with means customer solution to a massive lifecycle high barrier to entry expansion is turnkey marketplace of apps and oﬀers Conﬁdential 32Why we win Land-and-expand Platform of choice Sticky platform Content platform Full suite of solutions Deeply integrated & Deep integration Ability to connect the across the entire device hard to displace, with means customer solution to a massive lifecycle high barrier to entry expansion is turnkey marketplace of apps and oﬀers Conﬁdential 32

Financial Overview Assaf Ben Ami CFO Conﬁdential 33 33 Financial Overview Assaf Ben Ami CFO Conﬁdential 33 33

Financial highlights

$332M
2020 REVENUE

83%
2020 Y/Y REVENUE GROWTH RATE

291
2020 CUSTOMERS >$100K[1]

54%
2020 Y/Y CUSTOMERS >$100K GROWTH RATE[1]

149%
DOLLAR-BASED NET EXPANSION RATE FOR ALL CUSTOMERS[2]

31%
2020 ADJUSTED EBITDA MARGIN[3]

Note: All figures are displayed on a continuing operations basis
[1] Customers contributing more than $100,000 in revenue refer to customers who have generated more than $100,000 in revenue for ironSource over the trailing 12 months.
[2] Dollar-based net expansion rate is defined as revenue for a certain period of time from a set of customers for that same period, divided by revenue from a prior period for the same set of customers.
[3] Adjusted EBITDA Margin is a non-GAAP measure. See the appendix for a reconciliation to the most directly comparable GAAP measure.

ironSource Confidential 34

Business model tied to customer success Business Platform Revenue Share Usage-Based In-App Monetization Conﬁdential 35Business model tied to customer success Business Platform Revenue Share Usage-Based In-App Monetization Conﬁdential 35

Revenue growth at scale ANNUAL REVENUE QUARTERLY REVENUE 83% 37% 37% % GROWTH $108 $88 $622 $74 $61 $455 $52 $46 $45 $37 $332 $181 FY 2019A FY 2020A FY 2021E FY 2022E Q1’19 Q2’19 Q3’19 Q4’19 Q1’20 Q2’20 Q3’20 Q4’20 Note: $ in millions. Figures are shown on a continuing operations basis. Conﬁdential 36Revenue growth at scale ANNUAL REVENUE QUARTERLY REVENUE 83% 37% 37% % GROWTH $108 $88 $622 $74 $61 $455 $52 $46 $45 $37 $332 $181 FY 2019A FY 2020A FY 2021E FY 2022E Q1’19 Q2’19 Q3’19 Q4’19 Q1’20 Q2’20 Q3’20 Q4’20 Note: $ in millions. Figures are shown on a continuing operations basis. Conﬁdential 36

Customers >$100K revenue growing rapidly with 97% gross retention 1 1 GROSS RETENTION OF CUSTOMERS >$100K ANNUAL REVENUE CUSTOMERS >$100K ANNUAL REVENUE % OF REVENUE 91% 94% 291 54% Y/Y 96% 97% 189 2020 2020 2019 2019 1 Customers that contributed more than $100k to total revenue from continuing operations in a given trailing 12-month period. Conﬁdential 37 97% 96%Customers >$100K revenue growing rapidly with 97% gross retention 1 1 GROSS RETENTION OF CUSTOMERS >$100K ANNUAL REVENUE CUSTOMERS >$100K ANNUAL REVENUE % OF REVENUE 91% 94% 291 54% Y/Y 96% 97% 189 2020 2020 2019 2019 1 Customers that contributed more than $100k to total revenue from continuing operations in a given trailing 12-month period. Conﬁdential 37 97% 96%

Consistently high dollar-based net expansion rate[1]

ironSource has one of the highest reported dollar-based net expansion rates in software



136%
147%
158%
149%
145%
146%
150%
149%
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20

[1] We calculate our dollar-based net expansion rate for a period by dividing current period continuing revenue from a set of customers by prior period revenue from continuing operations of the same set of customers. Prior period revenue is the trailing 12-month revenue from continuing operations measured as of such prior period end. Current period revenue is the trailing 12-month revenue from continuing operations by the same customers as of the current period end. Our calculation of our dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn, but excludes revenue from new customers.

ironSource Confidential 38

Powerful customer cohort expansion

REVENUE CONTRIBUTION BY CUSTOMER COHORT[1]



Customer Expansion[2]
3.0x
4.8x
4.0x
9.1x
4.3x
3.6x
2016
2017
2018
2019
2020
2017 Cohort
2018 Cohort
2019 Cohort
2020 Cohort

- **Customer success**
- **Expanded usage of existing solutions**
- **Incremental cross-sell and up-sell**
  - 69% of Sonic customers >$100K use both user growth and monetization solutions, representing 59% of revenue[3]
  - 13% of Sonic customers >$100K use on-device placements and benefit from Aura, representing 29% of revenue[3]

ironSource

[1] Measured for all customers.[2] Cohort expansion is calculated as the last trailing 12-month revenue contribution from continuing operations, divided by the first available 12-month revenue contribution from continuing operations.[3] For the year ended December 31, 2020.

Confidential 39

Highly proﬁtable and investing in future growth ANNUAL ADJUSTED EBITDA QUARTERLY ADJUSTED EBITDA 40%+ % MARGIN LONG-TERM TARGET $33 41% 31% 29% 30% $30 $188 $23 $20 $21 $19 $19 $130 $13 $104 $74 FY 2019 FY 2020 FY 2021E FY 2022E Q1’19 Q2’19 Q3’19 Q4’19 Q1’20 Q2’20 Q3’20 Q4’20 Note: $ in millions. Adjusted EBITDA is a non-GAAP measure. See the appendix for a reconciliation to the most directly comparable GAAP measure. Conﬁdential 40Highly proﬁtable and investing in future growth ANNUAL ADJUSTED EBITDA QUARTERLY ADJUSTED EBITDA 40%+ % MARGIN LONG-TERM TARGET $33 41% 31% 29% 30% $30 $188 $23 $20 $21 $19 $19 $130 $13 $104 $74 FY 2019 FY 2020 FY 2021E FY 2022E Q1’19 Q2’19 Q3’19 Q4’19 Q1’20 Q2’20 Q3’20 Q4’20 Note: $ in millions. Adjusted EBITDA is a non-GAAP measure. See the appendix for a reconciliation to the most directly comparable GAAP measure. Conﬁdential 40

A leading business platform empowering content creators to prosper in the app economy Our Financials Our Platform Our DNA Massive app economy Unique management team Robust top line growth market opportunity of founders Scaled platform with room Proven ability to consolidate Established margin proﬁle to grow and diversify Strong track record of Proven land and expand model Large enterprise customer base building businesses in app economy Conﬁdential 41A leading business platform empowering content creators to prosper in the app economy Our Financials Our Platform Our DNA Massive app economy Unique management team Robust top line growth market opportunity of founders Scaled platform with room Proven ability to consolidate Established margin proﬁle to grow and diversify Strong track record of Proven land and expand model Large enterprise customer base building businesses in app economy Conﬁdential 41

Proposed Transaction Conﬁdential 42 42 Proposed Transaction Conﬁdential 42 42

Overview of Thoma Bravo

40+	**Years of Investment History**	Thoma Bravo is one of the **most experienced, successful** private equity firms in the United States
20+	**Years Dedicated to Software Investing**	Thoma Bravo has made over 270 software investments,[1] giving them **unique industry insights and an unparalleled network**
$70B+	**Assets Under Management**	Rich history of **backing existing management teams** to successfully grow their businesses at every size and at any point in their life cycle
30%	**Average SaaS Growth**	Thoma Bravo's increased focus on growth has lead to more investments in SaaS businesses, **which on average grow 30% within their portfolio**
55+	**Investment Professionals**	The managing partners have been working together for **15+ years** and are aligned with our strategy. Their team will be a **unique resource** we will be able to leverage
Top	**Performing Buyout Firm**	Thoma Bravo's realized software track record speaks to the value of their philosophy: **3.8x Gross MoM and 50.5% Gross IRR**

Returns are the result of realized investments in software made by or under the supervision of persons now part of the Thoma Bravo investment staff while at Thoma Bravo or its predecessor firm, Thoma Cressey Bravo, Inc. Since in some cases the investments constituted only a portion of the funds in which they were made, no investor could have made such an investment and no investor received the returns indicated even if an investor invested in all of the funds indicated. The performance of an investment and the aggregate performance of investments were calculated using actual cash flows and the value of remaining interests in the investments for the period from closing of the first investment in January 2003 through 9/30/20. The aggregate performance calculations were made as if each investment was made by one continuous fund beginning in January 2003. Past performance is not an indicator of future results and all data is qualified by the offering documents. The complete investment history of Thoma Bravo is not shown, but is available upon request. Since investments in software, in some cases, constitute only a portion of the funds in which they were made, no investor could have received the results indicated. Software refers to software and technology-enabled services investments made by or under the supervision of persons now part of Thoma Bravo. Since investments in software, in some cases, constitute only a portion of the funds in which they were made, no investor could have received the results indicated. Software refers to software and technology-enabled services investments made by or under the supervision of persons now part of Thoma Bravo. [1] Includes add-on acquisitions.

ironSource Confidential 43

Thoma Bravo and ironSource offer a compelling partnership

Thoma Bravo Investment Criteria

- Growth Business
- Market Leading Franchise
- Ability to Innovate
- High Recurring Revenue
- Strong Management Team
- Large Total Addressable Market

Investment Highlights

Growth Business	Market Leading Franchise	Ability to Innovate	High Recurring Revenue	Strong Management Team	Large Total Addressable Market
83% FY2020 REVENUE GROWTH	**80%** INTEGRATION WITH THE TOP 100 MOST DOWNLOADED GAMES	**10+** YEARS OF INNOVATING FOR APP DEVELOPERS AND TELECOM OPERATORS	**149%** DOLLAR-BASED NET EXPANSION RATE FOR ALL CUSTOMERS[1]	**5** CO-FOUNDERS LEADING	**$41B** 2025 TAM
~37% FY2021E & FY2022E REVENUE GROWTH	**2.3B** MONTHLY ACTIVE USERS		**94%** 2020 REVENUE FROM CUSTOMERS >$100K[2]	**10+** YEARS WORKING TOGETHER SCALING BUSINESSES	**19%** CAGR FROM 2020 TO 2025

Returns are the result of realized investments in software made by or under the supervision of persons now part of the Thoma Bravo investment staff while at Thoma Bravo or its predecessor firm, Thoma Cressey Bravo, Inc. Since in some cases the investments constituted only a portion of the funds in which they were made, no investor could have made such an investment and no investor received the returns indicated even if an investor invested in all of the funds indicated. The performance of an investment and the aggregate performance of investments were calculated using actual cash flows and the value of remaining interests in the investments for the period from closing of the first investment in January 2003 through 9/30/20. The aggregate performance calculations were made as if each investment was made by one continuous fund beginning in January 2003. Past performance is not an indicator of future results and all data is qualified by the offering documents. The complete investment history of Thoma Bravo is not shown, but is available upon request. Since investments in software, in some cases, constitute only a portion of the funds in which they were made, no investor could have received the results indicated. Software refers to software and technology-enabled services investments made by or under the supervision of persons now part of Thoma Bravo. Since investments in software, in some cases, constitute only a portion of the funds in which they were made, no investor could have received the results indicated. Software refers to software and technology-enabled services investments made by or under the supervision of persons now part of Thoma Bravo. [1] Calculated over the trailing 12 months ending December 31, 2020. [2] Customers contributing more than $100,000 in revenue refer to customers who have generated more than $100,000 in revenue for ironSource over the trailing 12 months.

ironSource Confidential 44

Proposed transaction summary

- Thoma Bravo Advantage ("TBA") is a publicly listed special purpose acquisition vehicle with $1 billion in trust
- TBA has agreed to combine with ironSource based on a $10 billion pre-money equity valuation
- Thoma Bravo is committed to a $300mm contribution to the proposed PIPE
- An affiliate of Thoma Bravo will backstop redemptions exceeding $150mm, or forfeit a portion of the 25mm sponsor shares pro-rata to the excess redemptions, subject to a $250mm cap
- Sponsor shares will be subject to a 12-month lock-up with limited releases post the 150-day point; ironSource shareholders will be subject to a 6-month lock-up
- ironSource will maintain post-closing a dual class stockholder structure with super-voting rights for pre-IPO shareholders of 5:1
- After giving effect to the transaction, the company is expected to have approximately $740 million of unrestricted cash in addition to public equity currency
- Total anticipated consideration to ironSource stockholders will be approximately $10 billion, which is expected to be comprised of approximately $1.5 billion in cash consideration to existing shareholders, and the remainder in stock of the combined company. ironSource shareholders will own approximately 77% post-transaction

Sources ($mm)	
SPAC Cash in Trust	$ 1,000[4]
PIPE Proceeds	1,300
Equity Rollover	8,500
Total Sources	**$ 10,800**

Uses ($mm)	
Cash to Balance Sheet	$ 700[2]
Secondary Proceeds	1,500[4]
Equity Rollover	8,500
Transaction Costs	100[5]
Total Uses	**$ 10,800**

Pro Forma Enterprise Value	
Shares outstanding	1,107
Share price	$ 10.00
Post-money equity value	$ 11,074
(-) Net cash	(740)[1]
Enterprise Value	$ 10,334

Post Transaction Ownership[3]



TBA Shareholders
TBA Sponsor 2%
9%
PIPE
12%
77%
ironSource Shareholders

[1] Net cash of $740m includes $200m of cash and equivalents and short-term deposits of $18m as of 31-Dec-2020, less repayment of $85m of existing debt as well as ~$19m and ~$75m in cash consideration for the acquisitions of Soomla and Luna, respectively, plus $700m of cash from the transaction [2] $700m of cash to balance sheet subject to reduction at ironSource's reasonable discretion. [3] TBA's Pro forma ownership is inclusive of the $250m sponsor promote and $24m investment in ordinary shares. [4] Assumes no redemptions by TBA shareholders. [5] Transaction costs displayed are estimates.

ironSource Confidential 45

Comparable companies benchmarking


2020E-2022E Revenue CAGR
Median: 29%
Median: 34%
37%
33%
29%
26%
43%
34%
34%
32%
24%
theTradeDesk
unity
adyen
twilio
shopify
Bill.com
BIGCOMMERCE
EV / 2022E Revenue
Median: 27.5x
Median: 26.5x
16.5x
37.5x
27.5x
25.8x
43.9x
38.6x
26.5x
20.7x
17.6x
unity
theTradeDesk
adyen
Bill.com
shopify
twilio
BIGCOMMERCE
EV / 2022E Revenue Growth Adjusted
Median: 1.06x
Median: 0.78x
0.45x
1.27x
1.06x
0.78x
1.20x
1.03x
0.78x
0.73x
0.60x
unity
theTradeDesk
Bill.com
adyen
shopify
BIGCOMMERCE
twilio
Core Peers
Enablement Peers

Source: Latest publicly available financial statements, Bloomberg, IBES. Market data as of 16-Mar-2021. Note: ironSource revenue based on non-GAAP. Growth Adjusted metrics based on 2022E multiples and 2020A-2022E CAGRs. Digital Turbine revenue based on non-GAAP gross profit as a proxy for net revenue. Digital Turbine CY2021E - CY2022E revenue growth used as a proxy for 2YR revenue growth rate due to February 2020 acquisition of Mobile Posse.

ironSource Confidential 46

ironSource is one of a kind Public Global Technology 1 3,647 Companies 2 393 With > $300M of Revenue 255 2 253 32 With > 80% Gross Margin 2 13 With > 30% EBITDA Margin 13 4 1 2,3 With > 50% Growth Scarce Combination of Scale, Growth and Proﬁtability 1 Source: Capital IQ. Does not include hardware and semiconductor companies or companies based in China, Digital Turbine sorted on a net revenue basis. Conﬁdential 47 2 3 Based on CY’20 consensus estimates. Excludes Xperi as forward growth driven by acquisitionironSource is one of a kind Public Global Technology 1 3,647 Companies 2 393 With > $300M of Revenue 255 2 253 32 With > 80% Gross Margin 2 13 With > 30% EBITDA Margin 13 4 1 2,3 With > 50% Growth Scarce Combination of Scale, Growth and Proﬁtability 1 Source: Capital IQ. Does not include hardware and semiconductor companies or companies based in China, Digital Turbine sorted on a net revenue basis. Conﬁdential 47 2 3 Based on CY’20 consensus estimates. Excludes Xperi as forward growth driven by acquisition

Thank you, Tomer Bar-Zeev CEO & Co-Founder ironsrc.com Conﬁdential 48 48 48Thank you, Tomer Bar-Zeev CEO & Co-Founder ironsrc.com Conﬁdential 48 48 48

Appendix A: Financials & Market Opportunity Conﬁdential 49Appendix A: Financials & Market Opportunity Conﬁdential 49

Appendix: summary ﬁnancial forecast 2019A 2020A 2021E 2022E ($ in millions) $ 181 $ 332 $ 455 $ 622 GAAP Revenue 5 4 4 4 (+) Customer Incentives Amortization $ 186 $ 336 $ 459 $ 626 Non-GAAP Revenue (24) (47) (67) (91) (-) Non-GAAP Cost of Revenues $ 162 $ 288 $ 392 $ 535 Non-GAAP Gross Proﬁt (34) (48) (68) (91) (-) Non-GAAP R&D (32) (114) (164) (219) (-) Non-GAAP S&M (22) (24) (30) (37) (-) Non-GAAP G&A $ (87) $ (185) $ (262) $ (348) Non-GAAP Operating Expenses $ 74 $ 104 $ 130 $ 188 Adjusted EBITDA Conﬁdential 50Appendix: summary ﬁnancial forecast 2019A 2020A 2021E 2022E ($ in millions) $ 181 $ 332 $ 455 $ 622 GAAP Revenue 5 4 4 4 (+) Customer Incentives Amortization $ 186 $ 336 $ 459 $ 626 Non-GAAP Revenue (24) (47) (67) (91) (-) Non-GAAP Cost of Revenues $ 162 $ 288 $ 392 $ 535 Non-GAAP Gross Proﬁt (34) (48) (68) (91) (-) Non-GAAP R&D (32) (114) (164) (219) (-) Non-GAAP S&M (22) (24) (30) (37) (-) Non-GAAP G&A $ (87) $ (185) $ (262) $ (348) Non-GAAP Operating Expenses $ 74 $ 104 $ 130 $ 188 Adjusted EBITDA Conﬁdential 50

Appendix: comparable companies benchmarking

($ in millions)	Equity Value[1]	Enterprise Value	Revenue Multiple 2021E	Revenue Multiple 2022E	Revenue CAGR 2020A - 2022E	Growth Adj. Revenue 2021E	Growth Adj. Revenue 2022E	Revenue[2] 2022E	EBITDA Margin 2022E	DBNER[4]
Core Peers										
Digital Turbine	$ 7,796	$ 7,771	48.5 x	37.5 x	29 %	1.65 x	1.27 x	$ 207	63 %	-
Trade Desk	$ 38,622	$ 37,997	33.7 x	25.8 x	33 %	1.03 x	0.78 x	$ 1,475	35 %	-
Unity	$ 35,383	$ 33,631	34.7 x	27.5 x	26 %	1.34 x	1.06 x	$ 1,225	1 %	138%
Mean	**$ 27,267**	**$ 26,467**	**39.0 x**	**30.2 x**	**29 %**	**1.34 x**	**1.04 x**	**$ 969**	**33 %**	**138%**
Median	**$ 35,383**	**$ 33,631**	**34.7 x**	**27.5 x**	**29 %**	**1.34 x**	**1.06 x**	**$ 1,225**	**35 %**	**138%**
Enablement Peers										
Adyen	$ 61,723	$ 59,106	61.8 x	43.9 x	43 %	1.44 x	1.03 x	$ 1,345	62 %	-
BigCommerce	$ 4,359	$ 4,140	21.8 x	17.6 x	24 %	0.90 x	0.73 x	$ 235	(6)%	113%
Bill.com	$ 13,040	$ 12,458	50.9 x	38.6 x	32 %	1.58 x	1.20 x	$ 323	(2)%	121%
Shopify	$ 145,876	$ 138,857	34.6 x	26.5 x	34 %	1.02 x	0.78 x	$ 5,241	14 %	139%
Twilio	$ 68,458	$ 65,820	27.1 x	20.7 x	34 %	0.79 x	0.60 x	$ 3,184	11 %	-
Mean	**$ 58,691**	**$ 56,076**	**39.2 x**	**29.5 x**	**33 %**	**1.15 x**	**0.87 x**	**$ 2,066**	**16 %**	**124%**
Median	**$ 61,723**	**$ 59,106**	**34.6 x**	**26.5 x**	**34 %**	**1.02 x**	**0.78 x**	**$ 1,345**	**11 %**	**121%**
Implied ironSource	**$ 11,074[3]**	**$ 10,334**	**22.5 x**	**16.5 x**	**37 %**	**0.62 x**	**0.45 x**	**$ 626**	**30%**	**149%**

Source: Latest publicly available financial statements, Bloomberg, IBES. Market data as of 16-Mar-2021. Note: All research estimates have been calendarized to December. ironSource revenue based on non-GAAP; 2022E GAAP revenue is $622. Digital Turbine revenue based on gross profit as a proxy for net revenue, with corresponding EBITDA margin based on net revenue accordingly. Digital Turbine CY2021E - CY2022E revenue growth used as a proxy for 2YR revenue growth rate due to February 2020 acquisition of Mobile Posse. [1] Equity Market Cap based on fully diluted shares outstanding. [2] Projected revenues are based on IBES median estimates. [3] Post-money equity value. [4] Dollar-based net expansion rates as reported by the peers at their most recently reported fiscal quarter.

ironSource

Confidential 51

Appendix: Adjusted EBITDA reconciliation

($ in millions)	Q1 2019	Q1 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	FY 2019	FY 2020	FY 2021E	FY 2022E
Income from Operations	**$4.7**	**$12.4**	**$13.9**	**$12.3**	**$13.7**	**$13.9**	**$23.6**	**$22.9**	**$43.3**	**$74.1**	**$53.9**	**$93.3**
Adjustments to Adjusted EBITDA:												
(+) Depreciation and amortization[1]	4.5	4.4	4.3	4.0	4.0	4.1	4.1	4.6	17.2	16.9	27.3	29.7
(+) Assets impairment[2]	-	-	-	0.1	-	-	-	-	0.1	-	-	-
(+) Stock-based compensation expense[3]	3.8	2.5	2.5	6.5	2.8	2.5	2.3	5.0	15.3	12.6	48.1	64.2
(+) Acquisition related compensation costs	-	-	-	-	-	-	-	-	-	-	0.8	0.3
(-) Fair value adjustment related to contingent consideration	-	-	(1.5)	-	-	-	-	-	(1.5)	-	-	-
Adjusted EBITDA	**$13.0**	**$19.3**	**$19.3**	**$22.8**	**$20.5**	**$20.6**	**$29.9**	**$32.6**	**$74.5**	**$103.6**	**$130.1**	**$187.6**

[1] Depreciation and amortization include amortization of intangible assets acquired in business combinations and capitalized software costs.
[2] The assets impairment relates to ceased to be used capitalized software costs.
[3] Stock-based compensation expense represents compensation expenses related to stock options granted to certain of our employees and expense related to the CVC secondary transaction.

ironSource Confidential 52

Appendix: non-GAAP adjustments

($ in millions)	FY2019	FY2020	FY2021E	FY2022E
Cost of Revenues				
Stock-based compensation expense	(0)	(0)	(2)	(2)
Depreciation & amortization	(10)	(10)	(19)	(21)
Non-GAAP CoR Adjustments	**$ (10)**	**$ (11)**	**$ (20)**	**$ (23)**
Research & Development				
Stock-based compensation expense	(4)	(4)	(16)	(20)
Acquisition related compensation costs	0	0	(0)	(0)
Non-GAAP R&D Adjustments	**$ (4)**	**$ (4)**	**$ (16)**	**$ (20)**
Sales & Marketing				
Stock-based compensation expense	(5)	(5)	(21)	(28)
Depreciation & amortization	(1)	(1)	(3)	(3)
Acquisition related compensation costs	0	0	(1)	(0)
Non-GAAP S&M Adjustments	**$ (6)**	**$ (6)**	**$ (25)**	**$ (32)**
General & Administrative				
Stock-based compensation expense	(7)	(4)	(9)	(14)
Depreciation & amortization	(1)	(1)	(1)	(1)
Fair value adjustment related to contingent consideration	1	0	0	0
Non-GAAP G&A Adjustments	**$ (7)**	**$ (5)**	**$ (11)**	**$ (15)**

ironSource
Confidential 53

Appendix: Total addressable market $41B $10B 19% CAGR Core TAM $17B $30B TAM Expansion Opportunities 2020 2025 Expansion to App placement, User growth and Expansion in oﬀering Game publishing additional services device management monetization for Components for non-gaming apps service and devices beyond and news content gaming and of TAM mobile services non-gaming apps Source: Altman Solon analysis Conﬁdential 54 50% 5%Appendix: Total addressable market $41B $10B 19% CAGR Core TAM $17B $30B TAM Expansion Opportunities 2020 2025 Expansion to App placement, User growth and Expansion in oﬀering Game publishing additional services device management monetization for Components for non-gaming apps service and devices beyond and news content gaming and of TAM mobile services non-gaming apps Source: Altman Solon analysis Conﬁdential 54 50% 5%

Appendix B: Risk Factors Conﬁdential 55Appendix B: Risk Factors Conﬁdential 55

Risk Factors Certain factors may have a material adverse eﬀect on our business, ﬁnancial condition, and results of operations, or our ability to complete the proposed business combination. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely aﬀect our business. If any of the following risks actually occurs, our business, ﬁnancial condition, results of operations, and future prospects could be materially and adversely aﬀected. In that event, the trading price of our class A ordinary shares following the business combination could decline, and you could lose part or all of your investment. 1. The markets for our solution suites are rapidly evolving and may decline or experience limited growth 2. We rely on operating system providers and app stores to support our platform, and any disruption, deterioration or change in their services, policies, practices, guidelines and/or terms of service could have a material adverse eﬀect on our reputation, business, ﬁnancial condition and results of operations 3. The markets in which we operate are competitive, and if we do not compete eﬀectively, our business, ﬁnancial condition and results of operations could be harmed 4. Our quarterly results of operations may ﬂuctuate for a variety of reasons, and these ﬂuctuations make it diﬃcult for us to forecast our future results of operations and could result in our failure to meet our operating plan or the expectations of investors or analysts for any period 5. If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired, and our business, ﬁnancial condition and results of operations may suﬀer 6. Our business depends on our ability to retain and expand our existing customer relationships and attract new customers 7. We rely on our customers that contribute more than $100,000 of annual revenue, and sales to these customers require a stronger sales team as compared to other customers 8. If we do not successfully and eﬃciently manage our current and potential future growth, our business, ﬁnancial condition and results of operations could be harmed 9. Our business growth is dependent upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices Conﬁdential 56Risk Factors Certain factors may have a material adverse eﬀect on our business, ﬁnancial condition, and results of operations, or our ability to complete the proposed business combination. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely aﬀect our business. If any of the following risks actually occurs, our business, ﬁnancial condition, results of operations, and future prospects could be materially and adversely aﬀected. In that event, the trading price of our class A ordinary shares following the business combination could decline, and you could lose part or all of your investment. 1. The markets for our solution suites are rapidly evolving and may decline or experience limited growth 2. We rely on operating system providers and app stores to support our platform, and any disruption, deterioration or change in their services, policies, practices, guidelines and/or terms of service could have a material adverse eﬀect on our reputation, business, ﬁnancial condition and results of operations 3. The markets in which we operate are competitive, and if we do not compete eﬀectively, our business, ﬁnancial condition and results of operations could be harmed 4. Our quarterly results of operations may ﬂuctuate for a variety of reasons, and these ﬂuctuations make it diﬃcult for us to forecast our future results of operations and could result in our failure to meet our operating plan or the expectations of investors or analysts for any period 5. If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired, and our business, ﬁnancial condition and results of operations may suﬀer 6. Our business depends on our ability to retain and expand our existing customer relationships and attract new customers 7. We rely on our customers that contribute more than $100,000 of annual revenue, and sales to these customers require a stronger sales team as compared to other customers 8. If we do not successfully and eﬃciently manage our current and potential future growth, our business, ﬁnancial condition and results of operations could be harmed 9. Our business growth is dependent upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices Conﬁdential 56

Risk Factors 10. If we are unable to further expand into the wider app economy or if our solutions for industries beyond gaming fail to achieve market acceptance, our growth and operating results could be adversely aﬀected, and we may be required to reconsider our growth strategy 11. We are dependent on the success of the gaming and mobile app ecosystem. Adverse events relating to this ecosystem, including events related to our customers or their apps, could have a negative impact on our business 12. Our business is subject to risks generally associated with the mobile gaming industry 13. If we or our competitors fail to detect or prevent fraud on our respective platforms, or malware intrusion into the systems or devices of customers and their users, customers could lose conﬁdence in our or our competitors’ platforms, and we could face legal claims that could adversely aﬀect our reputation, business, ﬁnancial condition and results of operations 14. If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, then our platform may be perceived as not secure, and our reputation may be harmed, our business operations may be disrupted, demand for our solution suites may be reduced and we may incur signiﬁcant liabilities 15. Interruptions, performance problems or defects associated with our platform could diminish our brand, subject us to liability and may adversely aﬀect our business, ﬁnancial condition and results of operations 16. We rely on the performance of, and we face stark competition for, highly skilled personnel, including our management, other key employees and qualiﬁed employees, and the loss of one or more of such personnel or of a signiﬁcant number of our team members or the inability to attract and retain executives and qualiﬁed employees we need to support our operations and growth, could harm our business 17. Our corporate culture has contributed to our success and, if we are unable to maintain it as we grow, our business, ﬁnancial condition and results of operations could be harmed 18. We rely upon third-party data centers and providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely aﬀect our business, ﬁnancial condition and results of operations 19. Health epidemics, including the current COVID-19 pandemic, could in the future have an adverse impact on our business, operations and the markets and communities in which we, our partners and customers operate Conﬁdential 57Risk Factors 10. If we are unable to further expand into the wider app economy or if our solutions for industries beyond gaming fail to achieve market acceptance, our growth and operating results could be adversely aﬀected, and we may be required to reconsider our growth strategy 11. We are dependent on the success of the gaming and mobile app ecosystem. Adverse events relating to this ecosystem, including events related to our customers or their apps, could have a negative impact on our business 12. Our business is subject to risks generally associated with the mobile gaming industry 13. If we or our competitors fail to detect or prevent fraud on our respective platforms, or malware intrusion into the systems or devices of customers and their users, customers could lose conﬁdence in our or our competitors’ platforms, and we could face legal claims that could adversely aﬀect our reputation, business, ﬁnancial condition and results of operations 14. If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, then our platform may be perceived as not secure, and our reputation may be harmed, our business operations may be disrupted, demand for our solution suites may be reduced and we may incur signiﬁcant liabilities 15. Interruptions, performance problems or defects associated with our platform could diminish our brand, subject us to liability and may adversely aﬀect our business, ﬁnancial condition and results of operations 16. We rely on the performance of, and we face stark competition for, highly skilled personnel, including our management, other key employees and qualiﬁed employees, and the loss of one or more of such personnel or of a signiﬁcant number of our team members or the inability to attract and retain executives and qualiﬁed employees we need to support our operations and growth, could harm our business 17. Our corporate culture has contributed to our success and, if we are unable to maintain it as we grow, our business, ﬁnancial condition and results of operations could be harmed 18. We rely upon third-party data centers and providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely aﬀect our business, ﬁnancial condition and results of operations 19. Health epidemics, including the current COVID-19 pandemic, could in the future have an adverse impact on our business, operations and the markets and communities in which we, our partners and customers operate Conﬁdential 57

Risk Factors 20. If our customers do not obtain necessary and requisite consents from users for us to process their personal data, we could be subject to ﬁnes and liability 21. The estimates of our market opportunity and forecasts of market growth included in our proxy statement may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at a similar rate, if at all 22. The Spin-Oﬀ of the assets of our Desktop business from ironSource Ltd. prior to this oﬀering may give rise to potential liabilities for us in the event of a breach of our or our shareholders’ obligations under the agreements related to the Spin-Oﬀ or tax liabilities caused by the Spin-Oﬀ 23. Indemnity provisions in various agreements to which we are a party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses 24. Acquisitions, strategic investments, partnerships and alliances could be diﬃcult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute shareholder value and adversely aﬀect our business, ﬁnancial condition and results of operations 25. Our operations are global in scope, creating a variety of operational and regulatory challenges 26. We rely on our current understanding of regional regulatory requirements pertaining to the marketing, advertising and promotion of our solution suites, and any adverse change in such regulations, or a ﬁnding that we did not properly understand such regulations, may adversely impact our business, ﬁnancial condition and results of operations 27. We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all 28. Fluctuations in currency exchange rates could harm our operating results and ﬁnancial condition 29. Seasonality may cause ﬂuctuations in our sales and results of operations 30. Our insurance may not provide adequate levels of coverage against claims or we may be unable to ﬁnd insurance with suﬃcient coverage at a reasonable cost 31. Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome Conﬁdential 58Risk Factors 20. If our customers do not obtain necessary and requisite consents from users for us to process their personal data, we could be subject to ﬁnes and liability 21. The estimates of our market opportunity and forecasts of market growth included in our proxy statement may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at a similar rate, if at all 22. The Spin-Oﬀ of the assets of our Desktop business from ironSource Ltd. prior to this oﬀering may give rise to potential liabilities for us in the event of a breach of our or our shareholders’ obligations under the agreements related to the Spin-Oﬀ or tax liabilities caused by the Spin-Oﬀ 23. Indemnity provisions in various agreements to which we are a party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses 24. Acquisitions, strategic investments, partnerships and alliances could be diﬃcult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute shareholder value and adversely aﬀect our business, ﬁnancial condition and results of operations 25. Our operations are global in scope, creating a variety of operational and regulatory challenges 26. We rely on our current understanding of regional regulatory requirements pertaining to the marketing, advertising and promotion of our solution suites, and any adverse change in such regulations, or a ﬁnding that we did not properly understand such regulations, may adversely impact our business, ﬁnancial condition and results of operations 27. We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all 28. Fluctuations in currency exchange rates could harm our operating results and ﬁnancial condition 29. Seasonality may cause ﬂuctuations in our sales and results of operations 30. Our insurance may not provide adequate levels of coverage against claims or we may be unable to ﬁnd insurance with suﬃcient coverage at a reasonable cost 31. Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome Conﬁdential 58

Risk Factors 32. Our business could be disrupted by catastrophic events 33. Our global operations may subject us to potential adverse tax consequences 34. Our SVB Credit Agreement contains ﬁnancial covenants and other restrictions on our actions that may limit our operational ﬂexibility or otherwise adversely aﬀect our results of operations 35. We are subject to rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children. The restrictions and costs imposed by these requirements, or our actual or perceived failure to comply with them, could harm our business 36. We are subject to laws and regulations worldwide, many of which are unsettled and still developing and which could increase our costs or adversely aﬀect our business 37. We are subject to anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, ﬁnancial condition and results of operations 38. If we fail to adequately maintain, protect or enforce our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights 39. We may become subject to intellectual property disputes, which are costly and may subject us to signiﬁcant liability and increased costs of doing business 40. Our platform contains third-party open source software components, which may pose particular risks to our proprietary software, technologies and solutions in a manner that could negatively aﬀect our business 41. The dual class structure of our ordinary shares may adversely aﬀect the trading market for our Class A ordinary shares 42. The dual class structure of our ordinary shares has the eﬀect of concentrating voting power with our management and other existing shareholders, which will limit your ability to inﬂuence the outcome of important transactions, including a change in control 43. We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A ordinary shares Conﬁdential 59Risk Factors 32. Our business could be disrupted by catastrophic events 33. Our global operations may subject us to potential adverse tax consequences 34. Our SVB Credit Agreement contains ﬁnancial covenants and other restrictions on our actions that may limit our operational ﬂexibility or otherwise adversely aﬀect our results of operations 35. We are subject to rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children. The restrictions and costs imposed by these requirements, or our actual or perceived failure to comply with them, could harm our business 36. We are subject to laws and regulations worldwide, many of which are unsettled and still developing and which could increase our costs or adversely aﬀect our business 37. We are subject to anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, ﬁnancial condition and results of operations 38. If we fail to adequately maintain, protect or enforce our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights 39. We may become subject to intellectual property disputes, which are costly and may subject us to signiﬁcant liability and increased costs of doing business 40. Our platform contains third-party open source software components, which may pose particular risks to our proprietary software, technologies and solutions in a manner that could negatively aﬀect our business 41. The dual class structure of our ordinary shares may adversely aﬀect the trading market for our Class A ordinary shares 42. The dual class structure of our ordinary shares has the eﬀect of concentrating voting power with our management and other existing shareholders, which will limit your ability to inﬂuence the outcome of important transactions, including a change in control 43. We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A ordinary shares Conﬁdential 59

Risk Factors 44. We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors 45. We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company 46. As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections aﬀorded to shareholders of companies that are subject to all NYSE corporate governance requirements Conﬁdential 60Risk Factors 44. We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors 45. We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company 46. As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections aﬀorded to shareholders of companies that are subject to all NYSE corporate governance requirements Conﬁdential 60